UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Press Release dated August 24, 2015 titled “Grupo Financiero Santander México and Banco Santander México announce the approval of changes to their Boards of Directors and CEO”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: August 24, 2015

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO ANNOUNCE THE APPROVAL OF CHANGES TO THEIR BOARDS OF DIRECTORS AND CEO

Mexico City, Mexico, August 24, 2015 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Grupo Santander México” or the “Group”) and Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (“Banco Santander México” or the “Bank”), pursuant to the announcement dated August 12, 2015, in connection with the changes to their Boards of Directors and CEO, announce that their Boards of Directors held a meeting today, in which Mr. Marcos Martínez Gavica was appointed as Chairman of the Board and Mr. Héctor Grisi Checa as Executive President and CEO, subject to applicable regulatory approvals.

After years of committed and strategic leadership as Chairman of the Boards of Directors of the Group and the Bank since his appointment more than 18 years ago, Carlos Gómez y Gómez has expressed his intention to retire. Mr. Marcos Martínez Gavica has been appointed as his successor as Chairman of the Group and the Bank beginning January 1, 2016, currently Executive President and CEO of the two companies. The Board also approved the appointment of Mr. Héctor Grisi Checa as the new Executive President and CEO of the Group and the Bank, replacing Mr. Marcos Martínez Gavica beginning December 1, 2015.

The new Executive President and CEO, Mr. Héctor Grisi Checa, has extensive experience in the Mexican financial system, having been Executive President of Credit Suisse Mexico until August 13, 2015.

About Grupo Financiero Santander México

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2015, Santander México had total assets of Ps.1,065 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,078 branches and 278 offices nationwide and has a total of 16,768 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx

GRUPO FINANCIERO SANTANDER MÉXICO PRESS RELEASE